MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN  55077

VIA EDGAR

September 14, 2005

Jay Webb

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MedicalCV, Inc.
Form 10-KSB for the year ended April 30, 2005
Filed July 21, 2005
File No. 000-33295

Dear Mr. Webb:

We are responding to your letter dated September 1, 2005.  Our responses follow the comments included in your letter, which are presented in boldface type.

Form 10-KSB for the year ended April 30, 2005

Financial Statements

Note 9.  Shareholder’ Equity (Deficit), page 56

1.                                      We see on April 1, 2005 you issued 18,035 shares of 5% Series A Convertible Preferred Stock, warrants for the purchase of 27,052,500 shares of common stock to the preferred stock investors and warrants for the purchase in the aggregate of 1,635,960 shares of common stock to the placement agent and finder.  Please tell us how your accounting for this transaction complied with generally accepted accounting principles, including Statement 133 and EITF’s 00-27 and 98-5.  Please reference the authoritative literature that supports your conclusions.  We are especially interested in how you addressed any beneficial conversion feature matters and why you believe a net carrying value of zero for the preferred stock in your April 30, 2005 balance sheet is appropriate.  We may have further comments after reviewing your response.

In connection with our issuance of 18,035 shares of 5% Series A Convertible Preferred Stock and the associated issuance of warrants for the purchase of 27,052,500 shares of common stock to the preferred stock investors and warrants for the purchase of 1,635,960 shares of common stock to the placement agent and finder, we considered generally accepted accounting principles, including Statements 133 and 150 and EITFs 00-27, 00-19 and 98-5.  A summary of our consideration of the accounting for these instruments follows:

Background Information:

On April 1, 2005, we completed the sale of 18,035 shares of 5% Series A Convertible Preferred Stock (the “Preferred Stock”) for $13,633,000 in cash and the conversion of $4,402,000 of outstanding debt.  After fees, commissions and debt repayment, we received net proceeds of approximately $12,300,000.

The Preferred Stock has a stated value of $1,000, is non-voting, and accrues dividends at a rate of 5 percent of this stated value annually.  Dividends are payable quarterly but may, at our option be added to the stated value rather than paid in cash, if certain conditions are met (primarily related to maintenance of adequate authorized and registered shares).  The Preferred Stock, including any accrued dividends, is convertible, at the holder’s option, into shares of common stock at a conversion price of $0.50 per share, subject to anti-dilution adjustments.  In certain circumstances, we may have the option to require the preferred shareholders to convert their shares into common stock.

In the event of a change in control transaction, the preferred shareholders may elect to either participate in the transaction on an as-converted basis or to require the acquirer to redeem the shares for their stated value plus any accrued and unpaid dividends.  If such a change in control occurs at any time that we are not in compliance with certain conditions (primarily related to maintenance of adequate authorized and registered shares), the shareholders may require the acquirer to redeem the shares for 110 percent of their stated value plus accrued but unpaid dividends (a change in control while in default).  If this occurs, the preferred shareholders have the right to measure the value of this redemption based upon the as-converted value of the preferred shares or at the stated value plus accrued interest, whichever is greater.  The preferred shareholders also have the right to require us to redeem the shares for 100 percent of their stated value in the event that we default under the terms of the Preferred Stock and related agreements.

In connection with the Preferred Stock sale, we issued the Preferred Stock purchasers warrants for the purchase of 27,052,500 shares of common stock at $0.50 per share, and we also issued warrants for the purchase of 1,635,960 common shares at $0.50 per share to the Preferred Stock placement agent and finder.  These warrants have a term of five years.  In the event of a change of control transaction, the warrant holders may elect to: 1) receive consideration from the buyer on an as-exercised basis, 2) receive a replacement warrant substantially the same as the current warrant or 3) receive a cash payment equal to the Black Scholes fair value of the warrant.

We were required to register the common shares underlying the Preferred Stock conversion option and the warrants.  If we do not meet certain registration deadlines, the preferred shareholders are entitled to liquidated damages, as defined.  We met the initial registration deadline.  If we do not maintain the listing and effectiveness of the registration(s) underlying the conversion and warrant shares we will not be in compliance with the registration rights agreement.  At the time of the transaction, we had 95 million shares of common stock authorized.  At January 31, 2005, there were 10,733,333 common shares issued and outstanding.  At the time of the transaction, we also had approximately 6.4 million warrants outstanding and approximately 1.5 million stock options outstanding.  In anticipation of the transaction, we also had authorized the issuance of up to 19,000 shares of 5% Series A Convertible Preferred Stock.

Consideration of whether the Preferred Stock, which is redeemable upon a change in control transaction, should be considered a debt instrument pursuant to Statement 150.

The Preferred Stock is redeemable only upon a change in control transaction.  Because redemption is not based upon an event certain to occur, this instrument is not within the scope of Statement 150.  However, because a change in control is viewed to be outside of the control of our company, the instrument must be considered redeemable and classified as a mezzanine instrument, consistent with the guidance of ASR 268 and D-98.

Consideration of whether the Preferred Stock conversion feature should be bifurcated from the Preferred Stock host and accounted for as a derivative.

The embedded derivative (common stock conversion feature) is clearly and closely related to the host contract (the Preferred Stock).  Specifically the embedded derivative is considered to be clearly and closely related to the host contract because the Preferred Stock host is an equity instrument and the conversion feature provides for the issuance of common stock (another equity instrument) at a fixed price.  Therefore, pursuant to paragraph 12 a) of Statement 133, the conversion feature should not be bifurcated from the Preferred Stock host and accounted for as a derivative.

Because the embedded derivative is clearly and closely related to the host contract, evaluation of the remaining criteria of paragraph 12 b) and c) and consideration of paragraph 6 (as it pertains to paragraph 12 c)) of Statement 133 is not considered necessary.

Because the Preferred Stock conversion feature is not considered a separate derivative under Statement 133, we considered whether the Preferred Stock terms result in a beneficial conversion feature to be measured pursuant to EITFs 98-5 and 00-27.

The Preferred Stock is convertible at any time and it is convertible at $0.50 per common share based upon a stated value of $1,000 per Preferred Stock share.  This price is beneficial to the holders because: (a) the quoted market price of our common stock on the date the preferred shares were issued (i.e. the commitment date) was $0.89 per share, and (b) because the carrying value of the Preferred Stock was zero(1) which yields an accounting conversion price of $0.00 per common share (and there are 36,070,000 common shares issuable upon conversion of the Preferred Stock).  Accordingly, there is a potential beneficial conversion value at the commitment date of $32,102,300 (36 million shares x {$0.89-$0.00})  Note that we appropriately made this computation without regard to offering costs.  Because the beneficial conversion feature value cannot exceed the carrying value of the host instrument (the Preferred Stock), the beneficial conversion charge is zero.

This non-contingent beneficial conversion feature would have been recorded at the commitment date as a reduction in the carrying value of the Preferred Stock and as a credit to common stock additional paid in capital.  Because the beneficial conversion value is zero, it received no

(1) Because the $21,001,000 fair value of the warrants issued to the preferred shareholders exceeds the $18,035,000 selling price/proceeds from the transaction and, as discussed below, the warrants must be recorded as a liability at their full fair value (pursuant to EITF 00-19, DIG B-6 and consistent with Statement 150), no value was assigned to the Preferred Stock.  As such, no relative fair value allocation was made between the Preferred Stock and the warrants.  However, the aggregate liquidation value of the Preferred Stock will be disclosed at each reporting date.  See further discussion of the initial measurement and reporting of the fair value of the warrant below under the caption “Consideration of whether the warrants should be classified as equity or as a liability and, if a liability, whether they should be carried at fair value.”

accounting recognition.  However, we have disclosed that the Preferred Stock has a beneficial conversion price for the shareholders and have disclosed the aggregate liquidation value at of the Preferred Stock at the applicable balance sheet date.

In addition to this non-contingent beneficial conversion feature, the preferred shareholders may also receive a contingent beneficial conversion feature to the extent that we elect to defer payment of quarterly dividends such that the dividend value is added to the stated value and therefore becomes convertible into additional common shares at a potentially beneficial price.  This contingent beneficial conversion feature would be measured at the time of the election to defer dividends and recorded immediately as a charge to additional paid-in capital, since the conversion option would remain immediately exercisable.

Consideration of whether the warrants should be classified as equity or as a liability and, if a liability, whether they should be carried at fair value.

Because the warrant holders may elect a fair value cash settlement of the instrument in the event of a change in control transaction (to be measured using the Black Scholes model pursuant to terms of the transaction) and such an event is viewed to be outside the control of our company, the warrants should be accounted for as a liability pursuant to EITF 00-19 (consistent with paragraph 39 of EITF 00-19).  Consistent with Statement 133 DIG B6 and Statement 150, this liability should be reported at its fair value and any residual value should be allocated to the Preferred Stock host contract.

This liability classification is also required because terms of the cash settlement permit the warrant holders to receive the settlement even if the common shareholders are to receive some other form of consideration in the transaction.  Paragraph 27 of EITF 00-19 indicates that such an instrument cannot be classified as equity.

As noted in the discussion above under the caption “Because the Preferred Stock conversion feature is not considered a separate derivative under Statement 133, we considered whether the Preferred Stock terms result in a beneficial conversion feature to be measured pursuant to EITFs 98-5 and 00-27,” upon issuance, the fair value of the warrants exceeded the proceeds of the Preferred Stock and warrant sales by $2,966,000 ($21,001,000 - $18,035,000).  The warrant should initially be recorded at a value not in excess of the proceeds of the offering.  However, consistent with EITF 00-19, the warrant should be marked to its market value immediately following the transaction.  Accordingly, we recorded this excess of the fair value over the initially recorded value ($2,966,000) by taking an immediate charge to earnings for this value.  These warrants were again marked to their market value at April 30, 2005, resulting in an additional charge to earnings.

In addition to the warrants issued to the preferred shareholders, we issued our placement agent and finder warrants with the same put rights as those of the preferred shareholders.  Accordingly, these warrants, which are also reported as a liability at their initial estimated fair value of $1,270,000, were marked to their market value at April 30, 2005, resulting in an additional charge to earnings.

Subsequent changes to the fair value of the warrants will also be recorded as a charge or credit to our earnings.

Regarding the measurement of fair value, terms of the warrants indicate that the settlement is to be made based upon the Black Scholes value of the warrants.  Accordingly, the Black Scholes option-pricing model has been used to measure the liability.

Consideration of whether the put right embedded in the Preferred Stock or the put right embedded in the warrants should be bifurcated from the host contracts and accounted for as a separate derivative.

Put right embedded in the warrants:

The putable warrants are accounted for pursuant to EITF 00-19 and Statement 150.  Accordingly, Statement 133 is not applicable to the put feature associated with the warrants.

Put right embedded in the Preferred Stock:

Based upon an evaluation of the requirements of Statement 133 12 a) through 12 c) for bifurcation of embedded derivatives, we have determined that the put obligations should not be bifurcated from the preferred stock.  However, based upon the proposed DIG Issue B38, we believe that it is possible that the put obligation applicable to the Preferred Stock (not the put embedded in the warrants) may need to be bifurcated and carried at fair value in the future.  If such bifurcation is required, we would be required to record a charge to earnings and to record the put features at their fair values.

Specific to Statement 133 paragraphs 12 a) through c), our evaluation of the put right was as follows:

Paragraph 12a – The embedded derivative is not clearly and closely related to the host contract as the host contract is an equity host and the cash to be received in the event of put is not equity-like.

Paragraph 12b – This Preferred Stock with conversion feature is not otherwise marked to market.

Paragraph 12c – If the put feature were a separate instrument with the same terms, it would not qualify as a freestanding derivative because the terms do not require or permit net settlement as set forth in paragraph 6 c) of Statement 133.  Specifically, the put option provides for cash settlement, but this is not considered net settlement as contemplated by Statement 133 paragraph 9 a) as it is simply the settlement of the put option for its notional amount.  However DIG issue B38, if applicable, would require that we bifurcate this put option from the Preferred Stock host and account for it at its fair value beginning with the first period commencing after September 15, 2005.

Item 8A.  Controls and Procedures, page 63

2.                                      We note your disclosure that management has concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by this report, “are effective in timely alerting them to material information required to be included in our periodic filings with the SEC.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  Please revise future filings to address our concerns.

We plan to delete the words following the word “effective” in our disclosure controls and procedures assessments in future filings under the Exchange Act.

3.                                      We note on page 63 that your former auditor identified a material weaknesses in the design and operation of internal controls relating to documenting and reporting international distribution marketing expenditures and related reimbursement, which relates to the years ended April 30, 2003 and 2004 and through June 9, 2005.  Tell us the nature of the material weakness identified and the specific steps the company has taken to remediate the weakness.  Also, tell us how the officers concluded that the controls and procedures were nonetheless effective as of April 30, 2005.

The material weakness was identified and communicated by our independent registered public accounting firm during our fiscal year ended April 30, 2004.  The material weakness related to the fact that we did not have adequate procedures in place to ensure that we completely recorded and accurately reported such payments in accordance with EITF 01-9.  This material weakness resulted in the restatement of our financial statements included in our Annual Report on Form 10-KSB for our fiscal year ended April 30, 2003 and our financial statements included in our Forms 10-QSB for the quarters ended July 31 and October 31, 2003.  We subsequently took actions (which we describe in more detail below) such that this material weakness was resolved prior to our fiscal year end April 30, 2004.  The statement on page 63 was intended to communicate that only one material weakness had been identified by our prior auditor for the three fiscal years in the period ended April 30, 2005 and through the date that they notified us of their intent not to stand for re-appointment as our independent registered public accounting firm.

In March 2004, we ceased making payments to distributors for marketing support.  As a result of this change in business practice, we no longer had a need to summarize and report marketing support payments as a component of our earnings.  We have recently ceased the production and marketing of heart valves, which was the business for which such marketing support payments had previously been made.  We do not presently intend to make marketing support payments to our vendors for the products we are currently preparing to market.  However, if we do make such payments, we would design and implement appropriate accounting controls to ensure accurate summarization and reporting of the payments in accordance with EITF 01-9.

Because accounting controls related to the summarization and reporting of payments made to our distributors were not applicable to our business, the operation of such controls did not affect our officers’ assessments of the design and operating effectiveness of our disclosure controls and procedures as of April 30, 2005.

Further, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (651) 234-6699, or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Sincerely,

/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and Chief Financial Officer

cc:	Marc P. Flores
Avron L. Gordon, Esq.
Brett D. Anderson, Esq.